

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 14, 2024

Tony Xu Han
Chief Executive Officer
WeRide Inc.
21st Floor, Tower A, Guanzhou Life Science Innovation Center
No. 51, Luoxuan Road, Guangzhou International Biotech Island
Guangzhou 510005
People's Republic of China

> **Re: WeRide Inc.**
> **Registration Statement on Form F-1**
> **Filed July 26, 2024**
> **File No. 333-281054**

Dear Tony Xu Han:

We have reviewed your registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our July 24, 2024 letter.

Registration Statement on Form F-1
Prospectus Summary
Corporate History and Structure, page 15

1. We note your disclosure that Guangzhou Wenyuan Zhixing Technology Co., Ltd. established wholly-owned subsidiaries in various cities, including Guangzhou, Shenzhen, Wuhan, Nanjing, Beijing, Shanghai, Zhengzhou, Wuxi, Xi'an, Anqing and Chongqing. Please revise to include these subsidiaries in your organizational chart or advise.

2. Please revise to include a brief description of the director nomination rights of Tonyhan Limited, Yanli Holdings Limited and Alliance Ventures, B.V. Also, disclose that there is no minimum share ownership threshold for these entities to retain their director nomination rights and clarify the circumstances under which these entities would be entitled to appoint more than two directors.

Permissions Required from the PRC Authorities for This Offering, page 17

3.   We note your disclosure that you "have completed the filings with the CSRC for this offering and the CSRC published the filing results on August 25, 2023." Please disclose that the Company has a one-year period from the date of the published filing results to complete the overseas issuance. Discuss the consequences that will result if the offering is not completed prior to August 25, 2024. In addition, if your offering does close prior to the August 25, 2024 deadline, discuss whether there is any risk that the CSRC could still object to material changes to the offering that have occurred since August 25, 2023.

Cash Flows through Our Organization, page 18

4.   We note your disclosure that "If our wholly-owned subsidiaries in mainland China realize accumulated after-tax profits, they may, upon satisfaction of relevant statutory conditions and procedures, pay dividends or distribute earnings to WeRide HongKong Limited. WeRide HongKong Limited, in turn, may transfer cash to WeRide Inc. through dividends or other distributions. With necessary funds, WeRide Inc. may pay dividends or make other distributions to U.S. investors and service any debt it may have incurred outside of mainland China." With regard to this statement, disclose the specific statutory conditions and procedures necessary for your wholly-owned subsidiaries in mainland China to distribute earnings to WeRide HongKong Limited. Disclose if your subsidiaries in mainland China have made any distributions to entities outside of mainland China.

5.   We note your table on page 19 shows "Repayment from subsidiaries to WeRide Inc." Disclose which subsidiaries provided the repayment and if they are in mainland China.

VIE Consolidation Schedule, page 21

6.   Please explain the reasons for the elimination of your VIE corporate structure. In doing so, discuss how foreign direct investment in your autonomous driving technology is permissible under the Foreign Investment Law of the People's Republic of China. Discuss whether any other non-PRC holding companies controlling PRC operating companies principally employing autonomous driving technology operate without a VIE structure, and whether the CSRC or any other PRC governmental entity has ever approved the direct foreign ownership of a PRC company developing autonomous driving technology. Additionally, revise your disclosure under "Regulations," to disclose how your business is regulated under the Catalog of Industries for Foreign Investment.

Risk Factors
Risks Related to Our Business and Industry, page 34

7.   Please add a risk factor that quantifies the total amount of government grants and subsidies for the periods presented and describes any risks related to these grants and subsidies including if they are withdrawn or result in the imposition of tariffs or other non-tariff trade barriers by other jurisdictions.

Our business generates and processes a large amount of data..., page 40

8.   We note your disclosure that as of the date of the prospectus you are not in possession of more than one million users' personal information. Please expand this risk factor to discuss potential regulatory challenges associated with the growth of your business

including, but not limited to, becoming subject to a cybersecurity review by the CAC. Also, clarify whether any third parties store this information on your behalf and, if so, disclose any risks associated with this arrangement.

We are subject to export control, sanctions, trade policies and similar laws and regulations..., page 50

9.   Please provide an analysis supporting your belief that your autonomous driving technology does not implicate any filing requirement with the Committee on Foreign Investment in the United States and incorporate such analysis into your disclosure.

China's M&A Rules and certain other PRC regulations..., page 66

10.   Clarify, if true, that the consummation of your initial public offering does not conflict with any of the regulations referred to in this risk factor.

Management's Discussion and Analysis of Financial Conditions and Results of Operations
Key Components of Results of Operations, page 101

11.   Please provide a product sales table similar to your table on page 111 that also includes information for the six months ended June 30, 2023 and 2024.

Six Months Ended June 30, 2024 Compared to Six Months Ended June 30, 2023, page 108

12.   We note your disclosure that product revenue increased primarily due to the increase in the sales of robobuses and robosweepers, partially offset by the decrease in the sales of robotaxis. Please expand your disclosure to state the underlying reason(s) for the fluctuation in sales of these products.

13.   We note that gross profit margin decreased due to fluctuation of revenue mix with more products with lower profit margins, like robobuses, sold in the six months ended June 30, 2024. To help investors understand your margins please consider disclosing gross profit margins for each type of product and services sold.

Liquidity and Capital Resources, page 117

14.   You disclose on page 127 that as of June 30, 2024, you had cash and cash equivalents denominated in U.S. dollar amounting to US$10.5 million. However, disclosure on page 118 states you had cash and cash equivalents of US$251.7 million and that 90% were denominated in U.S. dollars as of June 30, 2024. These two statements appear to contradict each other. Please explain and revise accordingly.

15.   It appears that as of June 30, 2024, 25.4% of your cash and cash equivalents are held in mainland China and that 90% is denominated in U.S. dollars. Please confirm whether some of your cash and cash equivalents that are denominated in U.S. dollars are held in mainland China banking institution(s).

16.   We note based on your cash concentration disclosure on page F-101 that RMB 862,572,000 of your total cash, cash equivalents, restricted cash, time deposits and financial assets at FVTPL are maintained in U.S. financial institutions. We also note that your cash and cash equivalent balance at June 30, 2024 is RMB 1,828,943,000. Please reconcile your cash concentration disclosures on page F-101 to your statement on page 118 that "cash and cash equivalents outside mainland China was held primarily in

the United States." Also, please provide a reference in the liquidity section to your cash concentration disclosures in the financial statements.

17.   Please disclose the terms and conditions of the government grants received and anticipated to be received. Clarify which countries provided the grants and the currency received. Also, disclose the cash flows from government grants for each period presented.

Regulatory and Market Environment of Autonomous Driving, page 131

18.   We note your disclosure that "WeRide's autonomous driving vehicles are test running and conducting commercial pilots in 30 cities and seven countries across Asia, the Middle East and Europe" and "[i]n April 2021, the California DMV issued [the company] a permit that allows [the company] to test [y]our autonomous driving vehicles on public roads." While your disclosure provides that you have not collected any consumer data in the United States, it is unclear whether you have tested your vehicles in the United States. Please revise your disclosure throughout to reflect your current and planned operations in the United States. If your plans include the United States markets, please include a risk factor highlighting potential impediments, such as a recent Reuters news report indicating that the U.S. Commerce Department is expected to propose barring Chinese software in autonomous vehicles in the U.S. in the coming weeks. In the event you have collected physical data in the United States, revise the "Regulations" section to reflect any obligations related to the collection and storage of such data. Additionally, as the disclosure concerning the permit is dated, please provide updated information concerning currently issued permits in the United States or elsewhere including your recent permit from California that allows you to test your vehicles on public roads while carrying passengers.

Regulations, page 170

19.   To help investors understand the regulatory environment in each of the countries in which you operate, please revise this section to discuss the effects of the various data privacy regulations on your business beyond the regulations in mainland China with a view towards understanding how the regulations are applicable to you.

Consolidated Statements of Profit or Loss, page F-23

20.   We note your statement on page 166 that you hired R&D data processing staff in order to provide processing services to your customers. In this regard, tell us how you considered whether R&D data processing services should be included in cost of services versus R&D expense in your Consolidated Statement of Profit or Loss. We note R&D data processing staff make up 60% of your employees.

General

21.   We have reviewed the Company's proposed risk factor relating to its status under the Investment Company Act of 1940 (the "Act") pursuant to prior comment 6. Please further expand the risk factor to provide more disclosure of the Company's view of its "investment company" status under the Act in light of its current status under section 3(a)(1)(A) and 3(a)(1)(C) of the Act and the Company's intent to rely on Rule 3a-8.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rule 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Inessa Kessman at 202-551-3371 or Robert Littlepage at 202-551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Marion Graham at 202-551-6521 or Jeff Kauten at 202-551-3447 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Haiping Li